LORD ABBETT INVESTMENT TRUST

90 Hudson Street

Jersey City, NJ  07302

September 13, 2007

VIA EDGAR

Patricia Williams

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC  20549

Re:	Lord Abbett Investment Trust (the “Trust”)
File Nos. 33-68090 and 811-7988

Dear Ms. Williams:

This letter responds to comments you provided in an August 21, 2007 telephone conversation with Brooke A. Brown of Lord, Abbett & Co. LLC, the Trust’s investment adviser (“Lord Abbett”), regarding Post-Effective Amendment No. 50 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).  The comments, and the Trust’s responses thereto, are set forth below.  Post-Effective Amendment No. 51 to the Registration Statement, which was filed today with the Securities and Exchange Commission and became effective immediately upon filing, reflects changes made in response to your comments.

Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Part A – Prospectus

1.             Please explain how the name “Lord Abbett Income & Growth Strategy Fund” is consistent with the Income Strategy Fund’s investment objective of high current income.

Response:  We have determined to rename the Income Strategy Fund “Lord Abbett Diversified Income Strategy Fund” in lieu of “Lord Abbett Income & Growth Strategy Fund.”  We believe this name is more consistent with the Income Strategy Fund’s investment objective of high current income.

2.             Please revise the “Principal Strategy” and “Main Risks” sections of the prospectus to focus on the investment strategy of and risks associated with each Fund,

rather than the investment strategies of and risks associated with the underlying funds in which it invests.

Response:  We moved the list of the underlying funds and the tables regarding the Funds’ target allocations to Appendix A, which provides a summary of the key investment attributes of the underlying funds.  We revised the disclosure in the “Principal Strategy” and “Main Risks” sections to place more emphasis on the Funds’ investment strategies and risks and less emphasis on those of the underlying funds.

3.             Consolidate the line items captioned “Management Fee Waiver” and “Expense Reimbursement” in each Fund’s fee table.

Response:  We have made the requested changes.

Part B – Statement of Additional Information

4.             The eighth item under “Fundamental Investment Restrictions” excludes mortgage-backed securities from the Core Fixed Income Fund’s and the Total Return Fund’s industry concentration policy.  Please confirm that the exclusion refers to government mortgage-backed securities.

Response:  We have confirmed that all of the mortgage-backed securities held by the Core Fixed Income Fund and the Total Return Fund are government mortgage-backed securities.

5.             Please revise “Appendix A – Fund Portfolio Information Recipients” to identify actual recipients of the Funds’ portfolio holdings or related information, as opposed to third parties that may receive such holdings or information.

Response:  We have revised the relevant disclosure to identify third parties that are eligible to receive portfolio holdings or related information pursuant to ongoing arrangements.

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If you have any questions, please call Brooke Brown at (201) 827-2279 or the undersigned at (201) 827-2264.

Sincerely,

/s/ Christina T. Simmons
Christina T. Simmons
Vice President and Assistant Secretary